UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39713

Ozon Holdings PLC

(Exact Name of Registrant as Specified in its Charter)

Arch. Makariou III, 2-4

Capital Center, 9th floor

1065, Nicosia

Cyprus

Telephone: +357 22 360 000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

The purpose of this Form 6-K is to file and incorporate by reference into the Registration Statement on Form S-8 (File No. 333-252457) certain amendments to the Equity Incentive Plan 2020 of Ozon Holdings PLC, which, among other things, permit cash settlement of vested awards in the form of restricted share units and share appreciation rights granted under the EIP and to make certain other technical amendments (the “Amended and Restated EIP”). A copy of the Amended and Restated EIP is attached as Exhibit 99.1 hereto.

The Amended and Restated EIP shall be deemed filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference into and as part of the Registration Statement on Form S-8 (File No. 333-252457) on file with and declared effective by the SEC.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Rules of the Equity Incentive Plan 2020, as amended on May 27, 2022 and as amended and restated on October 18, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 20, 2022

Ozon Holdings PLC

By:	/s/ Igor Gerasimov
	Name:	Igor Gerasimov
	Title:	Chief Financial Officer, Executive Director